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Filed by AECOM Technology Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  URS Corporation
Commission File No.: 1-7567
Date: July 18, 2014

On July 18, 2014, URS Corporation (“URS”) uploaded a video to its internal website (The Sourse), which is available to employees only.

Cautionary Note Regarding Forward-Looking Statements

This video may include “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS. AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

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Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the 2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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The following is a transcript of the video:

(Announcer)

This video is being posted on the Sourse and includes forward-looking information.  Actual results may differ materially from those projected.  You should refer to the information on our website and the deal website as well as additional information continued in the SEC filings of both AECOM and URS.

(Martin)

Hello there, I’m Martin Koffel, and with me is Mike Burke, President and CEO of AECOM.

Mike, it’s a great pleasure to be with you.

(Mike)

Martin, it’s a pleasure to be here, also.

(Martin)

By now, you will have heard, or read, that URS is joining AECOM Technology Corporation. This is an important strategic development for our company—and an important opportunity for you, our employees, for our clients, and for our stockholders.

(Mike)

All of us at AECOM are delighted that URS will be joining our company. It’s the combination of two exceptional organizations. We also want to tell you why we believe that the combination of AECOM and URS is a truly transformational milestone for both firms.

(Martin)

Together URS and AECOM will be one of the largest providers of integrated engineering, construction, and support services. We will have more than 95,000 employees in a network of offices in 150 countries.

To maintain a strong competitive position for the future, URS must continue to expand its markets, services, and geographic footprint. And build the scale required to pursue the largest projects and programs around the world.

Joining with AECOM meets these objectives and fulfills the vision we have long held for URS’ future. It’s a powerful combination of two great companies.

Our clients will benefit from our expanded resources, markets, expertise, and geographic reach.

Our employees will be part of a larger, more diverse organization with broader opportunities to grow in their careers.

So Mike, you and I have spent months together.  I don’t want to count how many months generating this idea and negotiating it and bringing it to fruition. Looking back, what was the moment or the conversation when you just knew that this was the right thing to do for both companies?

(MIKE)

The first time, Martin, you and I sat down and, we spent a great deal of time talking about the strategic rationale, and it became apparent to both of us that the two organizations were much more complementary than we had ever imagined, both from our geographic footprint, as well as the service offering perspective. We had been competitors for many years, esteemed colleagues, but we also, didn’t realize

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how complementary we were.  And that was the point in time where, I think both of us knew that this was going to be a great strategy together.

(MARTIN)

You know for me, it always appealed strategically.  But the point at which I really felt that I could recommend this, leaving aside value in the stockholders, when I felt like I could really recommend it as something that would work is we were having a long conversation one afternoon about strategy, and you said, “That’s fine, but is that going to appeal to the URS people?  Can you get the URS people to buy in on that?”  And we talked the rest of the day about the people and your sense of how to motivate people.  You obviously sensed a people dimension at URS that you felt was in common with AECOM.

(MIKE)

Certainly, that is something that has been very important to me and very important to AECOM, and it will be important to the combined organization.

We will have the great fortune of having ninety-five thousand of the brightest technical minds in the world, all under one roof, relying on one another to provide better services to our clients. And that’s what’s most exciting to me about, this transaction.

(Martin)

Of course, I recognize that announcements of this kind can create uncertainty—particularly in the short-term, as we develop plans for the integration of our two companies.

But I can assure you that the leadership at URS and AECOM approaches the integration with a strong spirit of collaboration.

We had a pretty large group of our senior managers involved and talking to each other, and we learned a lot about AECOM—really confirmed to us what we already knew because we had done so much teaming together and we had been a sub to you and vice versa.  So, I sense—you might want to confirm it—that you reached the same conclusion about us and our values.

(MIKE)

Yes.  Certainly, one of the first things that we focus on any time we’re talking to another company about strategic opportunities is the core values and the commitment of the leaders.  And throughout this process we had exposure to many, many dozens of members of your leadership team and the excitement, and the synergies as the two teams got together.  I think you and I saw it over dinner one night as the teams were buzzing about, talking about the potential for the future. It was clear to us that the cultures were right, the fit was right, and we would have a great future together.

(Martin)

I can tell you that Mike Burke will serve as the President and Chief Executive Officer of the combined organization.

Many members of URS’ executive management team, including Gary Jandegian, George Nash, Randy Wotring, Wayne Shaw, and Joe Masters, will have prominent leadership roles in the new organization. And, Tom Hicks will play an active role in the combined company’s integration activities. Of course, we will continue to keep you updated as additional plans are finalized.

The thing on my mind now that we’ve got something together is, “what do we do about the career pathing and career development?”  You know, we have ninety-five thousand people that are at every different stage of their career.  With tens of thousands of people just starting out and, Mike, I wonder how we avoid the sense that this is very, very big and a young person doesn’t get lost in it.

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(MIKE)

You know, in big organizations and small organizations, employees’ experience is most highly correlated to their relationship with their direct supervisor or their direct manager.  And that’s the relationship that is most important.  Of all of us, of all the leaders in the organization, we have people that are looking to us every single day.  And, we need to keep encouraging all of our employees to be reaching out and personally developing the careers of the great talent that’s coming through our doors every day.

(Martin)

I should like to thank all of you for your hard work and dedication to URS over many years. You have done an excellent job building URS into the highly respected organization it is today. When I talk to clients and other people in the business community, and I talk to people who’d like to work for us, I talk to people on other boards, what I hear about is our reputation, and our ethics. That can only be built by our people, and I shall be forever grateful for what you’ve done to build this company.

I am personally confident that, as part of the combined URS and AECOM organization, you will continue to make important contributions to what is essentially a new company. And, putting together two organizations of this size is a little bit more than an acquisition; it is the creation of an entirely new entity.

(Martin)

Before I say goodbye, though, let me say that we both have to go off and lead our respective companies. They’re independent companies until they’re not, but we do have our eye on that marriage later in the year, and I’m very, very excited about it, and I’m very much looking forward to it.

(Mike)

Martin, thank you so much, and I’m excited also.

(Martin)

Indeed.